Exhibit (23)(a)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated August 14, 2009, relating to the consolidated financial statements of The Procter & Gamble Company and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of new accounting guidance on the accounting for uncertainty in income taxes, effective July 1, 2007) and the effectiveness of The Procter & Gamble Company and subsidiaries’ internal control over financial reporting, incorporated by reference in the Annual Report on Form 10-K of The Procter & Gamble Company and subsidiaries for the year ended June 30, 2009 and incorporated by reference in Registration Statement No. 333-143801.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
September 4, 2009